UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008; or

☐	Transition Report Pursuant to 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number:

THE TORONTO-DOMINION BANK, U.S.A. DIVISION

401(k) EMPLOYEE RETIREMENT SAVINGS PLAN

(Full title of the plan)

THE TORONTO-DOMINION BANK

(Name of issuer of the securities held pursuant to the plan)

P.O. BOX 1

TORONTO-DOMINION CENTRE

KING STREET WEST AND BAY STREET

TORONTO, ONTARIO M5K1A2

CANADA

(Address of principal executive offices)

The Toronto-Dominion Bank, U.S.A. Division

401(k) Employee Retirement Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

The Toronto-Dominion Bank, U.S.A. Division
401(k) Employee Retirement Savings Plan Committee

The Toronto-Dominion Bank

We have audited the accompanying statements of net assets available for benefits of the Toronto-Dominion Bank, U.S.A. Division 401(k) Employee Retirement Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York

June 24, 2009

The Toronto-Dominion Bank, U.S.A. Division

401(k) Employee Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets
Investments, at fair value	$66,699,713	$97,009,423
Participant loans	1,003,318	1,059,592
Contributions receivable	769,260	1,758,213
Net assets available for benefits,reflecting investments at fair value	68,472,291	99,827,228

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	96,114	(55,179)
Net assets available for benefits	$68,568,405	$99,772,049

See accompanying notes.

The Toronto-Dominion Bank, U.S.A. Division

401(k) Employee Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Additions
Additions to net assets attributed to:
Investment income:
Net realized and unrealized depreciation in fair value of investments	$(34,934,776)
Interest and dividends	2,986,405
(31,948,371)
Contributions:
Employee	4,143,046
Employer	1,893,698
6,036,744

Total additions	(25,911,627)

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	(5,292,017)

Total deductions	(5,292,017)

Net decrease during the year	(31,203,644)

Net assets available for benefits:
Beginning of year	99,772,049

End of year	$68,568,405

See accompanying notes.

The Toronto-Dominion Bank, U.S.A. Division

401(k) Employee Retirement Savings Plan

Notes to Financial Statements

December 31, 2008

1. Description of the Plan

The following description of The Toronto-Dominion Bank, U.S.A. Division 401(k) Employee Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Terms used in this description have the same meaning as in the Plan.

General

The Plan is a defined contribution plan covering all employees of the Toronto-Dominion Bank, U.S.A. Division (the “Company”) who become eligible upon reaching the latter of the first day of the month following (i) the attainment of age 21 or (ii) the employee’s first day of active employment. The employees become eligible for the Matching Employer Contribution and the Profit Sharing Contributions, as defined by the Plan document, upon the latter of the first day of the month following (i) the attainment of age 21 or (ii) the completion of 90 days of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Matching Employer Contribution is equal to fifty percent (50%) of the participant’s Compensation Reduction Contribution made in such payroll period not in excess of eight percent (8%) of the participant’s compensation in such period so that the maximum Matching Employer Contribution for a payroll period shall be four percent (4%) of the participant’s compensation in such payroll period.

The Employer Profit Sharing Contribution and forfeitures are allocated to Eligible Participants in uniform percentage, determined at the sole discretion of the Company, of the compensation earned by such Participant during the year. However, Eligible Participants who also accrued benefits under the Company’s Pension Plan during the year are entitled to only one-half of the uniform percentage. In addition, a Participant must be employed by the Company or one of its affiliates on the last day of the year to receive that years profit sharing allocation.

The Toronto-Dominion Bank, U.S.A. Division

401(k) Employee Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Enrollment in the Plan is automatic upon the later of (i) attainment of age 21 or (ii) first day of active employment. The automatic rate of Compensation Reduction Contribution, as defined in the Plan document, is 4% and increases automatically by 1% each January 1 (but not in excess of 8%). Participants may change their Contribution Reduction Contribution, or opt out of the Plan at any time.

Plan Administration

The Plan is administered by the Toronto-Dominion Bank, U.S.A. Division 401(k) Employee Retirement Savings Plan Committee (the “Committee”), as defined in the Plan document whose members are appointed by the Company consisting of at least three but not more than five members. The Committee has assigned all the operating and record keeping responsibilities of the Plan to T. Rowe Price, which also serves as Trustee of the Plan. All expenses relating to the administration of the Plan are paid by the Company and are not reimbursed by the Plan.

Contributions

Each year, participants may contribute up to 35% of their pretax annual compensation, as defined in the Plan document. Participant contributions were limited to $15,500 for Plan years 2008 and 2007. The Company provides for a (i) matching contribution of 50% of the first 8% of participant’s pretax annual compensation and (ii) profit sharing contribution which is discretionary based on Company performance and other economic factors. Both the matching and profit sharing contributions are subject to certain IRS Code (the “Code”) dollar limitations.

Participant Accounts

Each participant’s account is credited and charged with the participant’s contributions, benefit payments and allocations of (i) the Company’s contributions (ii) Plan earnings and losses, and (iii) administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

The Toronto-Dominion Bank, U.S.A. Division

401(k) Employee Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.

Each participant whose employment is terminated prior to his normal retirement date, as defined by the Plan, and for any reason other than death or becoming disabled, the participant shall have a nonforfeitable interest in the value of his matching employer contribution account and the earning thereon in accordance with the following schedule:

Years of Services (as defined by the Plan)	Vested Percentage

Less than 3 years	0%
3 or more years	100%

Notwithstanding the foregoing, the applicable vesting rules of the Prior Plan shall apply to Participants in such plan.

Participant Loans

Participants may borrow from their fund accounts, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, subject to certain limitations. Loan terms range from 1-5 years or up to 15 years for the purchase or reconstruction of the principal residence. The loans are secured by the balance in the participant’s account and bear interest at the prime lending rate on the date of the loan plus 1%. Principal and interest is paid ratably through monthly payroll deductions.

The Toronto-Dominion Bank, U.S.A. Division

401(k) Employee Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Payments of Benefits

A participant may elect, after attaining the age of 59-1/2, to withdraw all or a portion of the value of their accounts (excluding the profit sharing account), provided that each withdrawal is at least $1,000 (or is 100% of the value of their account if less than $1,000). Withdrawals by actively employed participants, before the age of 59-1/2, are permitted for pre-tax contributions but not the earnings on those contributions and any vested Company matching contribution, only after meeting specified financial hardship criteria and after obtaining approval from the Committee. Participants can elect to withdraw all or a portion of their rollover contributions made to the Plan.

If the participant’s employment with the Company terminates, at any point prior to death, the participant may elect to receive a distribution of his account balance, in a single lump sum amount, or in equal monthly, quarterly, semi-annual or annual installments. However, distributions must comply with the minimum required distribution and Plan rules. In the event the participant’s account does not exceed $1,000, a lump sum payment will be made immediately. Upon death, the balance in the participant’s account is paid to the designated beneficiary as provided by the Plan.

Forfeited Accounts

Amounts in which the participant does not have a vested interest shall be forfeited by the participant after five consecutive one year breaks in service, as defined by the Plan document. At December 31, 2008 and 2007, approximately $58,000 and $204,000 respectively, of forfeitures from terminated employees were maintained in a separate account and are available to offset future contributions. For the years ended December 31, 2008 and 2007 employer contributions were reduced by approximately $58,000 and $232,000, respectively, from forfeited accounts.

The Toronto-Dominion Bank, U.S.A. Division

401(k) Employee Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices are used to value investments. The common stock of the Toronto-Dominion Bank is valued at the quoted market price on the last business day of the Plan year. Mutual funds and common trust funds are valued at the net asset or unit value of shares/units held by the Plan at year end. Fully benefit-responsive investment contracts are adjusted to contract value for financial statement purposes. Participant loans are valued at their outstanding balances, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Interest is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The Toronto-Dominion Bank, U.S.A. Division

401(k) Employee Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The T. Rowe Price Stable Value Fund invests in a variety of investment contracts such as traditional guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products with similar characteristics. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Payments of Benefits

Benefit payments to participants are recorded when paid.

3. Investments

The following table presents the fair value of investments held by the Plan at December 31, 2008 and 2007, respectively:

	December 31,
	2008	2007
Investments, at fair value:
Mutual Funds	$46,780,595	$73,474,408
Common Trust Funds	16,542,667	19,105,748
Employer Stock Fund	3,376,451	4,429,267
	$66,699,713	$97,009,423

The Toronto-Dominion Bank, U.S.A. Division

401(k) Employee Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During 2008, the Plan’s investments (including gains and losses on the investments bought and sold, as well as held during the year) appreciated/depreciated in value as follow:

Net appreciation (depreciation) in fair value of investments:
Mutual Funds	$(28,654,180)
Common Trust Funds	(3,682,263)
Employer Stock Fund	(2,598,333)
$(34,934,776)

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement No. 157, Fair Value Measurements (“FAS 157”), which establishes a framework for measuring fair value. The Plan adopted FAS 157 effective January 1, 2008. The adoption of FAS 157 had no impact on the Plan’s historical financial statements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FAS 157 are described below:

Level 1           Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2           Inputs to the valuation methodology include:

•      Quoted prices for similar assets or liabilities in active markets;

•      Quoted prices for identical or similar assets or liabilities in inactive markets;

•      Inputs other than quoted prices that are observable for the asset or liability;

•      Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3           Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Toronto-Dominion Bank, U.S.A. Division

401(k) Employee Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds and Common trust funds: Valued at the net asset value (‘NAV”) of shares held by the plan at year end.

Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value, or amounts that approximate fair value, as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Common stocks	$3,376,451	$—	$—	$3,376,451
Mutual funds	46,780,595	—	—	46,780,595
Common trust funds	—	16,542,667	—	16,542,667
Participant loans	—	—	1,003,318	1,003,318
	$50,157,046	$16,542,667	$1,003,318	$67,703,031

The Toronto-Dominion Bank, U.S.A. Division

401(k) Employee Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Participant Loans
Balance as of December 31, 2007	$1,059,592
Principal repayments	(467,262)
Loan withdrawals	421,688
Deemed distributions	(10,700)
Balance as of December 31, 2008	$1,003,318

The following is a summary of investments held in excess of 5% of the net assets available for benefits at December 31, 2008 and 2007, respectively:

	December 31,
	2008	2007

T. Rowe Price Stable Value Common Trust Fund	$10,253,070	$9,335,930
T. Rowe Price Equity Index Trust	6,289,597	9,769,818
T. Rowe Price Capital Appreciation Fund	5,767,574	8,484,128
T. Rowe Price Equity Income Fund	5,073,173	7,692,093
T. Rowe Price Mid Cap Growth Fund	4,107,762	6,694,586
T. Rowe Price Small Cap Value Fund	3,868,370	5,882,222
T. Rowe Price New Income Fund	3,815,123	*
T. Rowe Price Retirement 2025 Fund	3,446,941	*
T. Rowe Price Emerging Markets Stock Fund	*	5,807,340
T. Rowe Price Overseas Stock Fund	*	5,126,227
T. Rowe Price Blue Chip Growth Fund	*	5,061,626

* The investment was less than 5% of the Plan’s net assets available for benefits in this year.

The Toronto-Dominion Bank, U.S.A. Division

401(k) Employee Retirement Savings Plan

Notes to Financial Statements (continued)

4. Risks and Uncertainties

The Plan invests in various investment securities. The investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level or risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

5. Plan Termination

Although it has not expressed the intent to do so, the Company has the right under the Plan, to discontinue its contribution at any time and terminate the Plan subject to ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6. Federal Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 29, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

7. Party in Interest Transactions

Certain Plan investments were managed and held in trust by T. Rowe Price during 2008 and 2007. This qualifies T. Rowe Price as a party in interest.

The Toronto-Dominion Bank, U.S.A. Division

401(k) Employee Retirement Savings Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2008	2007
Net assets available for benefits per the financial statements	$68,568,405	$99,772,049
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(96,114)	55,179
Net assets available for benefits per the Form 5500	$68,472,291	$99,827,228

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the year ended December 31, 2008, to the Form 5500:

Net decrease in assets available for benefits per the financial statements	$(31,203,644)
Net adjustment from fair value to contract value for fully benefit-responsive investment contracts	(151,293)
Net decrease in assets available for benefits per the Form 5500	$(31,354,937)

The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

Supplemental Schedule

Toronto-Dominion Bank, U.S.A. Division

401(k) Employee Retirement Savings Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2008

Description of Investment	Shares or Units	Fair Value
Common Trusts Funds *:
T. Rowe Price Equity Index Trust	229,046	$6,289,597
T. Rowe Price Stable Value Common Trust Fund	10,349,184	10,253,070
Common Trusts Funds Total		16,542,667

Mutual Funds *:
T. Rowe Price Blue Chip Growth Fund	141,624	3,258,779
T. Rowe Price Capital Appreciation Fund	413,446	5,767,574
T. Rowe Price Emerging Markets Stock Fund	130,034	2,124,761
T. Rowe Price Equity Income Fund	297,024	5,073,173
T. Rowe Price International Bond Fund	135,276	1,294,596
T. Rowe Price International Equity Index Fund	36,114	315,636
T. Rowe Price Mid Cap Growth Fund	125,735	4,107,762
T. Rowe Price New Income Fund	442,077	3,815,123
T. Rowe Price Overseas Stock Fund	423,313	2,434,050
T. Rowe Price Retirement 2005 Fund	54	468
T. Rowe Price Retirement 2010 Fund	23,470	263,105
T. Rowe Price Retirement 2015 Fund	337,853	2,804,178
T. Rowe Price Retirement 2020 Fund	257,590	2,861,829
T. Rowe Price Retirement 2025 Fund	434,124	3,446,941
T. Rowe Price Retirement 2030 Fund	136,619	1,524,668
T. Rowe Price Retirement 2035 Fund	208,838	1,626,851
T. Rowe Price Retirement 2040 Fund	65,846	729,578
T. Rowe Price Retirement 2045 Fund	92,745	684,458
T. Rowe Price Retirement 2050 Fund	2,543	15,767
T. Rowe Price Retirement Income Fund	2,492	25,720
T. Rowe Price Small Cap Value Fund	164,611	3,868,370
T. Rowe Price U.S. Bond Index Fund	69,221	737,208
Mutual Fund Total		46,780,595

Employer Stock Fund *		3,376,451

Participant Loans (maturing from 1 to 180 months; interest rates of 5.00% to 10.50%)		1,003,318

Total Investments Held at End of Year		$67,703,031

*Indicates party in interest to the Plan.

Toronto-Dominion Bank, U.S.A. Division

401(k) Employee Retirement Savings Plan

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE TORONTO-DOMINION BANK, U.S.A. DIVISION EMPLOYEE RETIREMENT SAVINGS PLAN

	By:	/s/ MARIANNE VITALLE
Marianne Vitale
Vice President & Director Human Resources
The Toronto-Dominion Bank, U.S.A. Division

Date: June 24, 2009

Toronto-Dominion Bank, U.S.A. Division

401(k) Employee Retirement Savings Plan

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm